UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 22, 2024

NuStar Energy L.P.

(Exact name of registrant as specified in its charter)

Delaware	001-16417	74-2956831
(State or other jurisdiction of	(Commission	(I.R.S. Employer
incorporation or organization)	File Number)	Identification Number)

19003 IH-10 West
San Antonio, Texas 78257
(Address of principal executive offices)

Registrant’s telephone number, including area code: (210) 918-2000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act

Title of each class	Ticker Symbol	Name of each exchange on which registered
Common units	NS	New York Stock Exchange
8.50% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units	NSprA	New York Stock Exchange
7.625% Series B Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units	NSprB	New York Stock Exchange
9.00% Series C Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units	NSprC	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01. Other Events.

As previously reported, on January 22, 2024, NuStar Energy L.P., a Delaware limited partnership (“NuStar”), Sunoco LP., a Delaware limited partnership (“Sunoco”), Saturn Merger Sub, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Sunoco (the “Merger Sub”), Riverwalk Logistics, L.P., a Delaware limited partnership (the “NuStar GP”) and sole general partner of NuStar, NuStar GP, LLC, a Delaware limited liability company (the “NuStar Managing GP”) and the sole general partner of NuStar GP and Sunoco GP LLC, a Delaware limited liability company (the “Sunoco GP”) and sole general partner of Sunoco, entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Merger Sub will be merged with and into NuStar (the “Merger,” and the effective time of the merger, the “Effective Time”), with NuStar surviving the Merger as the surviving entity and a subsidiary of Sunoco.

In connection with the proposed transaction between Sunoco and NuStar, Sunoco filed a registration statement on Form S-4 on February 26, 2024, as amended on March 20, 2024 (the “Registration Statement”), which contained a prospectus with respect to Sunoco’s units to be issued in the proposed transaction and a proxy statement for NuStar’s common unitholders (the “Proxy Statement/Prospectus”). The Registration Statement was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on April 3, 2024. NuStar filed the definitive Proxy Statement/Prospectus with the SEC on April 3, 2024, which was first mailed to NuStar common unitholders on or about April 3, 2024.

A purported unitholder of NuStar filed a lawsuit against NuStar and NuStar Managing GP’s board of directors captioned: Smith v. NuStar Energy L.P., et al., Case No. (1:24-cv-00480-UNA) (D. Del. Apr. 15, 2024) (the “Smith Complaint”) alleging, among other things, that (i) NuStar and members of the NuStar Managing GP board of directors violated Section 14(a) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14a-9 promulgated thereunder by preparing and disseminating a registration statement that misstates or omits certain allegedly material information and (ii) members of the NuStar Managing GP board of directors violated Section 20(a) of the Exchange Act by causing NuStar to disseminate a misleading registration statement. The Smith Complaint seeks, among other things, injunctive relief enjoining NuStar from holding the unitholder vote to approve the Merger and/or the consummation of the Merger, rescission or rescissory damages in the event the Merger is consummated and an award of the plaintiff’s costs, including attorneys’ and experts’ fees.

Additionally, beginning on March 4, 2024, purported unitholders of NuStar sent demand letters (the “Demands” and, together with the Smith Complaint, the “Matters”) alleging deficiencies regarding the disclosures made in the Proxy Statement/Prospectus.

NuStar and the other defendants named in the Matters believe that the Matters are without merit. However, litigation is inherently uncertain and there can be no assurance regarding the likelihood that the defense of the actions will be successful. Lawsuits arising out of the Merger may be filed in the future. While NuStar believes that the disclosures set forth in the Proxy Statement/Prospectus comply fully with applicable law, to moot the demanding unitholders’ disclosure claims and to avoid nuisance, potential expense and delay, NuStar has determined to voluntarily supplement the Proxy Statement/Prospectus with the below disclosures. Nothing in the below supplemental disclosures shall be deemed an admission of the legal necessity or materiality under applicable law of any of the disclosures set forth herein or in the Proxy Statement/Prospectus. To the contrary, NuStar and the other defendants named in the Matters deny all allegations in the Matters and that any additional disclosure was or is required in the Proxy Statement/Prospectus.

Supplemental Disclosures to the Proxy Statement/Prospectus

NuStar has agreed to make these supplemental disclosures to the Proxy Statement/Prospectus. This supplemental information should be read in conjunction with the Proxy Statement/Prospectus, which should be read in its entirety. Defined terms used but not defined below have the meanings set forth in the Proxy Statement/Prospectus. All page references in the information below are to pages in the Proxy Statement/Prospectus. Paragraph references used herein refer to the Proxy Statement/Prospectus before any additions or deletions resulting from the supplemental disclosures. The information contained herein speaks only as of April 22, 2024, unless the information indicates another date applies. For clarity, new text within restated paragraphs from the Proxy Statement/Prospectus is highlighted with bold, underlined text, while deleted text is ~~bold and stricken-through~~.

The section of the Proxy Statement/Prospectus entitled “Opinion of NuStar’s Financial Advisor” starting on page 62 is hereby supplemented as follows:

The third paragraph, including the accompanying table, under the heading “Selected Comparable Company Analysis – NuStar” starting on page 65 is amended and restated in its entirety as follows:

Barclays calculated and compared various financial multiples and ratios of NuStar and the selected comparable companies. As part of its selected comparable company analysis, Barclays calculated and analyzed each company’s enterprise value, or EV, as a multiple of its calendar year 2024 and 2025 estimated EBITDA. The EV of each company was obtained by adding its short- and long-term debt to the sum of the market value of its fully diluted equity value, ~~the market value of the~~ general partner equity value, if applicable, the value of any preferred stock (at liquidation value) and, if applicable, the book value of any minority interest, and subtracting its cash and cash equivalents. All of these calculations for the comparable companies (except in the case of Sunoco’s EV, which was based on or provided by, as applicable, the Sunoco standalone projections or NuStar Managing GP’s management) were performed and based on publicly available financial data (including FactSet, Bloomberg and Wall Street research) and closing prices, as of January 19, 2024, the last trading date prior to the delivery of Barclays’ opinion. The results of this selected comparable company analysis are summarized below:

Company	2024 EV/EBITDA	2025 EV/EBITDA
Plains All American Pipeline, L.P.	7.8x	7.7x
Sunoco	9.5x	9.4x
Gibson Energy Inc.	9.0x	8.8x
Delek Logistics Partners, LP	8.8x	8.4x
Global Partners LP	9.4x	9.2x
Genesis Energy LP	7.7x	6.9x
Median	8.9x	8.6x

The third paragraph, including the accompanying table, under the heading “Selected Comparable Company Analysis – Sunoco” starting on page 66 is amended and restated in its entirety as follows:

Barclays calculated and compared various financial multiples and ratios of Sunoco and the selected comparable companies. As part of its selected comparable company analysis, Barclays calculated and analyzed each company’s EV as a multiple of its calendar year 2024 EBITDA. The EV of each company was obtained by adding its short- and long-term debt to the sum of the market value of its fully diluted equity value, ~~the market value of the~~ general partner equity value, if applicable, the value of any preferred stock (at liquidation value) and, if applicable, the book value of any minority interest, and subtracting its cash and cash equivalents. All of these calculations, for the comparable companies (except in the case of NuStar’s EV, which was based on or provided by, as applicable, the NuStar unaudited prospective financial information or NuStar Managing GP’s management) were performed and based on publicly available financial data (including FactSet, Bloomberg and Wall Street research) and closing prices, as of January 19, 2024, the last trading date prior to the delivery of Barclays’ opinion. The results of this selected comparable company analysis are summarized below:

Company	2024 EV/EBITDA
Parkland Corporation	7.2x
NuStar	8.7x
Delek Logistics Partners, LP	8.8x
Global Partners LP	9.4x
CrossAmerica Partners LP	10.1x
Median	8.8x

The entirety of the subsection entitled “Selected Precedent Transaction Analysis – NuStar” starting on page 68 is amended and restated in as follows:

Barclays reviewed and compared the purchase prices and financial multiples paid in selected other transactions that Barclays, based on its experience with merger and acquisition transactions, deemed relevant. Barclays chose such transactions based on, among other things, the similarity of the applicable target companies in the transactions to NuStar with respect to the size, mix, margins and other characteristics of their businesses. As part of its selected precedent transactions analysis, for each of the selected transactions for which public information was available, Barclays analyzed the EV to FY+1 estimated EBITDA. The following tables set forth the transactions analyzed based on such characteristics and the results of the selected precedent transactions analysis:

Corporate Midstream Transactions

Date Announced	Acquirer	Target	FY+1 EV/EBITDA
July 2018	ArcLight Capital Partners, LLC	TransMontaigne Partners L.P.	7.2x
May 2019	IFM Investors	Buckeye Partners, L.P.	10.7x
January 2019	The Blackstone Group L.P.	Tallgrass Energy, L.P.	10.5x
September 2019	Energy Transfer L.P.	SemGroup Corporation	10.7x
November 2020	Riverstone Holdings LLC	International-Matex Tank Terminals	11.7x
February 2021	Energy Transfer L.P.	Enable Midstream Partners, L.P.	8.2x
October 2021	Crestwood Equity Partners L.P.	Oasis Midstream Partners L.P.	7.2x
May 2023	ONEOK, Inc.	Magellan Midstream Partners L.P.	12.0x
August 2023	Energy Transfer L.P.	Crestwood Equity Partners L.P.	8.2x
Mean			9.6x
Median			10.5x

Logistics MLP Buy-Ins Transactions

Date Announced	Acquirer	Target	FY+1 EV/EBITDA
October 2018	Valero Energy Corporation	Valero Energy Partners L.P.	8.8x
August 2021	BP plc	BP Midstream Partners L.P.	9.4x
October 2021	Phillips 66	Phillips 66 Partners L.P.	11.8x
February 2022	Shell plc	Shell Midstream Partners, L.P.	9.6x
July 2022	PBF Energy Inc.	PBF Logistics L.P.	7.8x
August 2023	HF Sinclair Corporation	Holly Energy Partners, L.P.	9.0x
Mean			9.4x
Median			9.2x

~~As part of its selected precedent transactions analysis, for each of the selected transactions for which public information was available, Barclays calculated and analyzed the EV to estimated EBITDA for FY+1. The results of the selected precedent transactions analysis are summarized below:~~

~~Corporate Midstream Transactions~~

~~NuStar Metric~~	~~Low~~	~~High~~	~~Median~~	~~Mean~~
~~FY+1 EV/EBITDA~~	~~7.2x~~	~~12.0x~~	~~10.5x~~	~~9.6x~~

~~Logistics MLP Buy-Ins Transactions~~

~~NuStar Metric~~	~~Low~~	~~High~~	~~Median~~	~~Mean~~
~~FY+1 EV/EBITDA~~	~~7.8x~~	~~11.8x~~	~~9.2x~~	~~9.4x~~

The reasons for and the circumstances surrounding each of the selected precedent transactions analyzed were diverse and there are inherent differences in the business, operations, financial conditions and prospects of NuStar and the companies included in the selected precedent transaction analysis. Accordingly, Barclays believed that a purely quantitative selected precedent transaction analysis would not be particularly meaningful in the context of considering the proposed transaction. Barclays therefore made qualitative judgments concerning differences between the characteristics of the selected precedent transactions and the proposed transaction that would affect the acquisition values of the selected target companies and NuStar. Based upon these judgments, Barclays selected a range of 8.5x to 10.0x multiples of FY+1 estimated EBITDA and applied such range to NuStar’s FY+1 estimated EBITDA, as set out in the NuStar unaudited prospective financial information, to calculate a range of implied prices per NuStar Common Unit of $17.00 to $25.25.

Barclays noted that on the basis of the selected precedent transaction analysis, the Merger Unit Price of $24.00 per NuStar Common Unit was within the range of implied values per share calculated by the selected precedents transaction analysis.

The entirety of the subsection entitled “Selected Precedent Transaction Analysis – Sunoco” starting on page 69 is amended and restated in as follows:

Barclays reviewed and compared the purchase prices and financial multiples paid in selected other transactions that Barclays, based on its experience with merger and acquisition transactions, deemed relevant. Barclays chose such transactions based on, among other things, the similarity of the applicable target companies in the transactions to Sunoco with respect to the size, mix, margins and other characteristics of their businesses. As part of its selected precedent transactions analysis, for each of the selected transactions for which public information was available, Barclays analyzed the EV to FY+1 estimated EBITDA. The following table sets forth the transactions analyzed based on such characteristics and the results of the selected precedent transactions analysis:

Corporate Midstream Transactions

Date Announced	Acquirer	Target	FY+1 EV/EBITDA
July 2018	ArcLight Capital Partners, LLC	TransMontaigne Partners L.P.	7.2x
May 2019	IFM Investors	Buckeye Partners, L.P.	10.7x
January 2019	The Blackstone Group L.P.	Tallgrass Energy, L.P.	10.5x
September 2019	Energy Transfer L.P.	SemGroup Corporation	10.7x
November 2020	Riverstone Holdings LLC	International-Matex Tank Terminals	11.7x
February 2021	Energy Transfer L.P.	Enable Midstream Partners, L.P.	8.2x
October 2021	Crestwood Equity Partners L.P.	Oasis Midstream Partners L.P.	7.2x
May 2023	ONEOK, Inc.	Magellan Midstream Partners L.P.	12.0x
August 2023	Energy Transfer L.P.	Crestwood Equity Partners L.P.	8.2x
Mean			9.6x
Median			10.5x

~~As part of its selected precedent transactions analysis, for each of the selected transactions for which public information was available, Barclays calculated and analyzed the EV to estimated EBITDA for FY+1. The results of the selected precedent transactions analysis are summarized below:~~

Corporate Midstream Transactions

~~Sunoco Metric~~	~~Low~~	~~High~~	~~Median~~	~~Mean~~
~~FY+1 EV/EBITDA~~	~~7.2x~~	~~12.0x~~	~~10.5x~~	~~9.6x~~

The reasons for and the circumstances surrounding each of the selected precedent transactions analyzed were diverse and there are inherent differences in the business, operations, financial conditions and prospects of Sunoco and the companies included in the selected precedent transaction analysis. Accordingly, Barclays believed that a purely quantitative selected precedent transaction analysis would not be particularly meaningful in the context of considering the proposed transaction. Barclays therefore made qualitative judgments concerning differences between the characteristics of the selected precedent transactions and the proposed transaction that would affect the acquisition values of the selected target companies and Sunoco. Based upon these judgments, Barclays selected a range of 9.5x to 11.0x multiples of FY+1 estimated EBITDA and applied such range to Sunoco’s FY+1 estimated EBITDA as set out in the Sunoco standalone projections to calculate a range of implied prices per Sunoco Common Unit of $56.75 to $73.00.

Using the implied reference equity value per unit ranges for each of NuStar and Sunoco, Barclays derived a reference implied exchange ratio range of 0.233x to 0.445x Sunoco Common Units for each NuStar Common Unit. Barclays noted that the Exchange Ratio falls within the range of implied exchange ratios calculated by Barclays’ selected precedent transactions analysis.

The second paragraph under the heading “Discounted Cash Flow Analysis – NuStar” starting on page 70 is amended and restated in its entirety as follows:

To calculate the estimated EV of NuStar using the discounted cash flow method, Barclays added (i) NuStar’s projected after-tax unlevered free cash flows for calendar years 2024 through 2028 based on the NuStar unaudited prospective financial information to (ii) the “terminal value” of NuStar as of December 31, 2028, and discounted such amount to its present value using a range of selected discount rates. The after-tax unlevered free cash flows were calculated by adding to distributable cash flow preferred distributions and interest expense, subtracting growth capital expenditures and adjusting for certain other noncash items. The residual value of NuStar at the end of the forecast period, or “terminal value,” was estimated by selecting a range of terminal value multiples based on EBITDA for the period ending December 31, 2028 of 7.0x to 9.0x, which was derived by Barclays utilizing its professional judgment and experience and by analyzing the results from the selected comparable company analysis and precedent transaction analysis and applying such range to NuStar’s 2028 estimated EBITDA, as set out in the NuStar unaudited prospective financial information. The range of after-tax discount rates of 8.5% to 10.0% was selected based on an analysis of the weighted average cost of capital of NuStar and the comparable companies and was derived by applying the capital asset pricing model, which took into account certain metrics including the beta of NuStar and its peers, market risk premium, risk free rate, cost of debt, and marginal tax rate. Barclays then calculated a range of implied prices per NuStar Common Unit by subtracting estimated net debt of approximately $3.4 billion and preferred equity of approximately $784 million, each as of December 31, 2023 and each as provided by NuStar Managing GP’s management, from the estimated EV using the discounted cash flow method and dividing such amount by the approximately 129.7 million fully diluted number of NuStar Common Units, as provided by NuStar Managing GP’s management. This analysis implied a range of prices per NuStar Common Unit of $19.00 to $27.75.

The second paragraph under the heading “Discounted Cash Flow Analysis – Sunoco” starting on page 70 is amended and restated in its entirety as follows:

To calculate the estimated EV of Sunoco using the discounted cash flow method, Barclays added (i) Sunoco’s projected after-tax unlevered free cash flows for calendar years 2024 through 2028 based on the Sunoco standalone projections to (ii) the terminal value of Sunoco as of December 31, 2028, and discounted such amount to its present value using a range of selected discount rates. The after-tax unlevered free cash flows were calculated by ~~by~~ adding to distributable cash flow preferred distributions and interest expense, subtracting growth capital expenditures and adjusting for certain other noncash items. The terminal value was estimated by selecting a range of terminal value multiples based on EBITDA for the period ending December 31, 2028 of 8.5x to 9.5x, which was derived by Barclays utilizing its professional judgment and experience and by analyzing the results from the selected comparable company analysis and precedent transaction analysis and applying such range to Sunoco’s 2028 estimated EBITDA, as set out in the Sunoco standalone projections. The range of after-tax discount rates of 8.0% to 9.0% was selected based on an analysis of the weighted average cost of capital of Sunoco and the comparable companies and was derived by applying the capital asset pricing model, which took into account certain metrics including the beta of Sunoco and its peers, market risk premium, risk free rate, cost of debt, and marginal tax rate. Barclays then calculated a range of implied prices per Sunoco Common Unit by subtracting estimated net debt of approximately $3.1 billion, as of December 31, 2023 and as provided by NuStar Managing GP’s management, and ~~the market value of~~ the general partner equity value from the estimated EV using the discounted cash flow method and dividing such amount by the approximately 85.9 million fully diluted number of units of Sunoco, as provided by NuStar Managing GP’s management. This analysis implied a range of prices per Sunoco Common Unit of $53.25 to $65.50.

The second paragraph under the heading “Distribution Discount Analysis – NuStar” starting on page 71 is amended and restated in its entirety as follows:

To calculate the estimated present value of NuStar Common Units, Barclays added (i) the estimated distributions expected to be paid by NuStar to holders of NuStar Common Units during the calendar years 2024 through 2028 based on the NuStar unaudited prospective financial information to (ii) the “terminal value” per NuStar Common Unit on December 31, 2028 and discounted such amount to its present value using a range of selected discount rates. The residual value of NuStar at the end of the forecast period, or “terminal value,” was calculated by dividing NuStar’s 2029 estimated distribution per unit by the difference of (i) the discount rate and (ii) the estimated long-term growth rate for NuStar distributions. In connection with this analysis, Barclays, on the basis of its professional judgment and experience, assumed (i) a coverage ratio range of 1.50x to NuStar’s status quo coverage ratio based on the NuStar unaudited prospective financial information, (ii) a range of discount rates of 10.5% to 11.5% that was selected based on an analysis of the cost of equity of NuStar and the comparable companies and derived using the capital asset pricing model and (iii) a 0.0% long-term growth rate. Based upon these assumptions, Barclays calculated a range of implied prices per NuStar Common Unit of $14.25 to $26.50.

The second paragraph under the heading “Distribution Discount Analysis – Sunoco” starting on page 71 is amended and restated in its entirety as follows:

To calculate the estimated present value of Sunoco Common Units, Barclays added (i) the estimated distributions expected to be paid by Sunoco to holders of Sunoco Common Units (net of general partner distributions through the incentive distribution right waterfall) during the calendar years 2024 through 2028 based on the Sunoco standalone projections to (ii) the estimated “terminal value” per Sunoco Common Unit on December 31, 2028 and discounted such amount to its present value using a range of selected discount rates. The residual value of Sunoco at the end of the forecast period, or “terminal value,” was calculated by dividing Sunoco’s 2029 estimated distribution per unit by the difference of (i) the discount rate and (ii) the estimated long-term growth rate for Sunoco distributions. In connection with this analysis, Barclays, on the basis of its professional judgment and experience, assumed (i) a coverage ratio range of 1.25x to 1.75x, (ii) a range of discount rates of 9.5% to 10.5% that was selected based on an analysis of the cost of equity of Sunoco and the comparable companies and derived using the capital asset pricing model and (iii) a 1.5% to 2.5% long-term growth rate. Based upon these assumptions, Barclays calculated a range of implied prices per Sunoco Common Unit of $43.00 to $61.00.

The first and second paragraphs under the heading “Equity Research Price Targets Analysis” starting on page 72 is amended and restated in its entirety as follows:

Barclays reviewed publicly available one-year forward price targets for the NuStar Common Units prepared and published by equity research firms that covered NuStar as of January 19, 2024. The price targets published by the equity research firms did not necessarily reflect current market trading prices for the NuStar Common Units. Barclays noted that the range of low to high one-year forward unit price targets as of January 19, 2024 was $17.00 to $20.00 with a median of $19.50.

Barclays reviewed publicly available one-year forward price targets for the Sunoco Common Units prepared and published by equity research firms that covered Sunoco as of January 19, 2024. The price targets published by the equity research firms did not necessarily reflect current market trading prices for the Sunoco Common Units. Barclays noted that the range of low to high one-year forward unit price targets as of January 19, 2024 was $54.00 to $65.00 with a median of $57.00.

No Offer or Solicitation

This Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction between Sunoco and NuStar, Sunoco filed a Registration Statement on February 26, 2024, as amended on March 20, 2024 (https://www.sec.gov/Archives/edgar/data/1552275/000119312524072729/d464008ds4a.htm), which includes a prospectus with respect to Sunoco’s units to be issued in the proposed transaction and a proxy statement for NuStar’s common unitholders (the “Proxy Statement/Prospectus”), and each party may file other documents regarding the proposed transaction with the SEC. The Registration Statement was declared effective by the SEC on April 3, 2024. NuStar filed the Definitive Proxy Statement/Prospectus with the SEC on April 3, 2024 (https://www.sec.gov/Archives/edgar/data/1110805/000119312524086017/d464008ddefm14a.htm), and it was first mailed to NuStar common unitholders on or about April 3, 2024. This current report on Form 8-K is not a substitute for the Registration Statement, Proxy Statement/Prospectus or any other document that Sunoco or NuStar (as applicable) may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF SUNOCO AND NUSTAR ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Registration Statement and the Proxy Statement/Prospectus, as well as other filings containing important information about Sunoco or NuStar, without charge at the SEC’s website, at http://www.sec.gov. Copies of the documents filed with the SEC by Sunoco will be available free of charge on Sunoco’s website at https://www.sunocolp.com/investors. Copies of the documents filed with the SEC by NuStar will be available free of charge on NuStar’s website at https://investor.nustarenergy.com. The information included on, or accessible through, Sunoco’s or NuStar’s website is not incorporated by reference into this current report on Form 8-K.

Participants in the Solicitation

Sunoco, NuStar and the directors and certain executive officers of their respective general partners may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of NuStar’s general partner is set forth in (i) NuStar’s Definitive Proxy Statement/Prospectus for the transaction (https://www.sec.gov/Archives/edgar/data/1110805/000119312524086017/d464008ddefm14a.htm), which was filed with the SEC on April 3, 2024, including under the headings “Units Beneficially Owned by Directors and Executive Officers,” “Recommendation of the NuStar Managing GP Board and Reasons for the Merger,” “Interests of NuStar Managing GP’s Directors and Executive Officers in the Merger,” “Securities Ownership of Certain Beneficial Owners and Management” and “Sunoco GP Director,” (ii) NuStar’s proxy statement for its 2024 annual meeting of unitholders (https://www.sec.gov/ixviewer/ix.html?doc=/Archives/edgar/data/1110805/000111080524000010/ns-20240306.htm), which was filed with the SEC on March 6, 2024, including under the sections entitled “Information About Our Executive Officers,” “Compensation Discussion and Analysis,” “Summary Compensation Table,” “Pay Ratio,” “Grants of Plan-Based Awards,” “Outstanding Equity Awards,” “Option Exercises and Units Vested,” “Pension Benefits,” “Nonqualified Deferred Compensation,” “Potential Payments Upon Termination or Change of Control,” “Pay Versus Performance,” “Director Compensation” and “Security Ownership,” (iii) NuStar’s Annual Report on Form 10-K for the year ended December 31, 2023 (https://www.sec.gov/ixviewer/ix.html?doc=/Archives/edgar/data/1110805/000111080524000007/ns-20231231.htm), which was filed with the SEC on February 22, 2024, including under the sections entitled “Item. 10. Directors, Executive Officers and Corporate Governance,” “Item 11. Executive Compensation,” “Item 12 Security Ownership of Certain Beneficial Owners and Management and Related Unitholder Matters” and “Item 13. Certain Relationships and Related Transactions and Director Independence” and (iv) subsequent statements of changes in beneficial ownership on file with the SEC. Information about the directors and executive officers of Sunoco’s general partner is set forth in (i) Sunoco’s Annual Report on Form 10-K for the year ended December 31, 2023 (https://www.sec.gov/ix?doc=/Archives/edgar/data/1552275/000155227524000013/sun-20231231.htm), which was filed with the SEC on February 16, 2024, including under the sections entitled “Item 10. Directors, Executive Officers and Corporate Governance,” “Item 11. Executive Compensation,” “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Unitholder Matters” and “Item 13. Certain Relationships and Related Transactions, and Director Independence” and (ii) subsequent statements of changes in beneficial ownership on file with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct or indirect interests, by security holdings or otherwise, are contained in the Proxy Statement/Prospectus and other relevant materials filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This Current Report on Form 8-K contains “forward-looking statements” as defined by federal securities law. These forward-looking statements generally include statements regarding the potential transaction between Sunoco and NuStar, including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction, projected financial information, future opportunities, and any other statements regarding Sunoco’s and NuStar’s future expectations, beliefs, plans, strategies, objectives, estimates, predictions, projections, assumptions, intentions, resources, results of operations, financial condition and cash flows, future events or performance and the future impact of economic activity and the actions by oil-producing nations on their respective businesses. These forward-looking statements can generally be identified by words such as “anticipates,” “believes,” “expects,” “intends,” “plans,” “targets,” “forecasts,” “projects,” “believes,” “seeks,” “schedules,” “estimates,” “positions,” “pursues,” “may,” “could,” “should,” “will,” “budgets,” “outlook,” “trends,” “guidance,” “focus,” “on schedule,” “on track,” “is slated,” “goals,” “objectives,” “strategies,” “opportunities,” “poised,” “potential” and similar expressions. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect the current judgment of Sunoco’s and NuStar’s management regarding the direction of their respective businesses, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested in this Current Report on Form 8-K. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the ability to obtain the requisite NuStar unitholder approval; uncertainties as to the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; the effects of disruption to Sunoco’s or NuStar’s respective businesses; the effect of the potential transaction on the parties’ unit prices; the effects of industry, market, economic, political or regulatory conditions outside of the parties’ control; transaction costs; Sunoco’s ability to achieve the benefits from the proposed transaction; Sunoco’s ability to promptly, efficiently and effectively integrate acquired operations into its own operations; unknown liabilities; and the diversion of management time on transaction-related issues. Other important factors that could cause actual results to differ materially from those in the forward-looking statements include those described in Item 1A of Sunoco’s Annual Report on Form 10-K, filed with the SEC on February 16, 2024, and its subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are available on Sunoco’s website at https://www.sunocolp.com/investors/sec-filings and on the SEC’s website at http://www.sec.gov; those risks described in Item 1A of NuStar’s Annual Report on Form 10-K, filed with the SEC on February 22, 2024, and its subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are available on NuStar’s website at https://investor.nustarenergy.com/sec-filings and on the SEC’s website at http://www.sec.gov; and the risks described in NuStar’s Definitive Proxy Statement/Prospectus for the transaction (https://www.sec.gov/Archives/edgar/data/1110805/000119312524086017/d464008ddefm14a.htm), filed with the SEC on April 3, 2024. If one or more of these risks or uncertainties materialize, or if the underlying assumptions prove incorrect, the actual results may vary materially from those described in any forward-looking statement. Other unknown or unpredictable factors could also have material adverse effects on future results. Readers are cautioned not to place undue reliance on this forward-looking information, which is as of the date of this Current Report on Form 8-K. Sunoco and NuStar do not intend to update these statements unless required by the securities laws to do so, and Sunoco and NuStar undertake no obligation to publicly release the result of any revisions to any such forward-looking statements that may be made to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NuStar Energy L.P.

By:	Riverwalk Logistics, L.P.
its general partner

	By:	NuStar GP, LLC
its general partner

Dated: April 22, 2024	By:	/s/ Amy L. Perry
	Name:	Amy L. Perry
	Title:	Executive Vice President–Strategic Development and General Counsel